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                          August 17, 2020

       Justin Davis-Rice
       Executive Chairman
       Naked Brand Group Limited
       c/o Bendon Limited
       1/23 Court Road
       Double Bay
       NSW 2028, Australia

                                                        Re: Naked Brand Group
Limited
                                                            Registration
Statement on Form F-3
                                                            Filed August 10,
2020
                                                            File No. 333-243751

       Dear Mr. Davis-Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing